Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009	2008	2007	2006	2005
	($ in thousands)
Fixed charges (1):
Total interest expense.	$437,713	$693,357	$859,180	$621,666	$199,805
Interest capitalized	—	—	357	414	932
Interest portion of rental expense	3,250	1,994	1,697	1,327	1,244

Total fixed charges	$440,963	$695,351	$861,234	$623,407	$201,981

Earnings:
Net (loss) income before noncontrolling interests and income taxes	$(757,997)	$(450,674)	$216,607	$335,808	$255,202
Fixed charges	440,963	695,351	861,234	623,407	201,981
Less: Interest capitalized	—	—	(357)	(414)	(932)

Total earnings before fixed charges	$(317,034)	$244,677	$1,077,484	$958,801	$456,251

Ratio of earnings to fixed charges (2)	-0.7x	0.4x	1.3x	1.5x	2.3x

(1)	Excludes interest related to the application of accounting for uncertain tax positions in accordance with the Income Taxes Topic of the Accounting Standards Codification.

(2)	The earnings for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges. The coverage deficiency for total fixed charges for the years ended December 31, 2009 and 2008 were $758.0 million and $450.7 million, respectively.